

December 24, 2009

By Facsimile (212.371.5500) and U.S. Mail

David Boillot, Esq.
Reitler Kailas & Rosenblatt LLC
800 3ʳᵈ Avenue, 21ˢᵗ Floor
New York, NY 10022

> **Re:** **Franklin Electronic Publishers, Incorporated**
> **Schedule 13D/A filed December 21, 2009**
> **Filed by Barry J. Lipsky, Toshihide Hokari, Frank A. Musto, Howard L. Morgan, James H. Simons, Marcy Lewis, Shining Sea Limited, Julien David, Morton David and Noah Education Holdings Ltd.**
>
> **Schedule 13D filed December 21, 2009**
> **Filed by Saunders Acquisition Corporation**
> **File No. 005-37836**

Dear Mr. Boillot:

We have reviewed the above filings and have the following comments. Where indicated, we think the filing persons should revise the documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

In some of our comments, we may ask you to provide us with supplemental information so we may better understand the filing persons' disclosure. After reviewing this information, we may or may not raise additional comments. All defined terms used in this letter have the same meaning as in the filings listed above, unless otherwise indicated.

Please understand that the purpose of our review process is to assist the filing persons in their compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

1.   Please advise why both filings were filed on December 21, 2009 given disclosure contained therein indicating that the relevant parties transferred their shares of common stock in the Company to the Acquisition Company on December 2 and December 4, 2009. Refer to Exchange Act Rule 13d-1(a).

2.   We note that Julien David, Morton David and Noah Education Holdings Ltd. have not transferred shares of common stock in the Company to the Acquisition Company and collectively such shareholders own less than 5% of the shares outstanding. We also note that it appears such shareholders would, along with the Acquisition Company, appear to constitute a group as defined in Exchange Act Rule 13e-5(b)(1) in light of all four parties' efforts and activities in connection with the going-private transaction, and collectively, all four shareholders of the Company own greater than 5% of the shares outstanding. As such, these three shareholders appear to continue to have filing obligations under Regulation 13D-G. However, they appear neither to have made a joint filing with the Acquisition Company nor an individual filing. Please advise.

Closing Comments

        Please amend the Schedules 13D in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with the amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to its disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the filing person acknowledging that:

·   the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·   the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of the filings or in response to our comments on the filings.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions